Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	32,276	31,867	26,311	1,21,641	1,00,472
Other income, net	637	512	545	2,295	2,201
Total Income	32,913	32,379	26,856	1,23,936	1,02,673
Expenses
Employee benefit expenses	16,658	16,355	14,440	63,986	55,541
Cost of technical sub-contractors	3,588	3,511	1,985	12,606	7,084
Travel expenses	309	221	161	827	554
Cost of software packages and others	2,268	1,861	1,072	6,811	4,223
Communication expenses	170	147	146	611	634
Consultancy and professional charges	521	520	395	1,885	1,261
Depreciation and amortisation expenses	890	899	831	3,476	3,267
Finance cost	50	53	50	200	195
Other expenses	916	869	841	3,424	3,286
Total expenses	25,370	24,436	19,921	93,826	76,045
Profit before tax	7,543	7,943	6,935	30,110	26,628
Tax expense:
Current tax	1,825	2,063	1,662	7,811	6,672
Deferred tax	23	58	195	153	533
Profit for the period	5,695	5,822	5,078	22,146	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(13)	(53)	(146)	(85)	134
Equity instruments through other comprehensive income, net	55	–	9	96	119
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(12)	(7)	26	(8)	25
Exchange differences on translation of foreign operations	137	(33)	(266)	228	130
Fair value changes on investments, net	(65)	(77)	(137)	(49)	(102)
Total other comprehensive income/(loss), net of tax	102	(170)	(514)	182	306
Total comprehensive income for the period	5,797	5,652	4,564	22,328	19,729
Profit attributable to:
Owners of the company	5,686	5,809	5,076	22,110	19,351
Non-controlling interests	9	13	2	36	72
	5,695	5,822	5,078	22,146	19,423
Total comprehensive income attributable to:
Owners of the company	5,787	5,640	4,570	22,293	19,651
Non-controlling interests	10	12	(6)	35	78
	5,797	5,652	4,564	22,328	19,729
Paid up share capital (par value 5/- each, fully paid)	2,098	2,097	2,124	2,098	2,124
Other equity *#	73,252	74,227	74,227	73,252	74,227
Earnings per equity share (par value 5/- each)**
Basic ()	13.56	13.86	11.96	52.52	45.61
Diluted ()	13.54	13.83	11.94	52.41	45.52

*	Balances for the quarter ended December 31, 2021 represent balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended March 31, 2022, quarter ended December 31, 2021 and quarter ended March 31, 2021.
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2022 have been taken on record by the Board of Directors at its meeting held on April 13, 2022 . The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim consolidated financial statements.

c)	Re-appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board approved the reappointment of D. Sundaram as an Independent Director for the second term from July 14, 2022 to July 13, 2027, subject to the approval of the shareholders of the Company.

d)		Update on employee stock grants

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved :

	i)	The grant of annual performance-based grant of RSUs amounting to 13 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This is pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

	ii)	The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This is pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

iii)

The annual performance-based grant of RSUs amounting to 0.87 crore for the financial year 2023 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

	iv)	An annual time-based grant, under the 2015 Plan of 11,990 RSU's to a KMP. The RSUs would vest over a period of four years from the date of grant. The RSU's will be granted w.e.f May 2, 2022.

	v)	The grant of annual performance-based stock incentives in the form of 8,000 RSU's to a KMP under 2019 Plan, which shall vest over a period of three years from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The RSUs will be granted w.e.f May 2, 2022.

e)	Proposed acquisition

On March 22, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire "oddity", a Germany-based digital marketing, experience, and commerce agency, for a total consideration of upto EUR 50 million (approximately 420 crore), which includes earn-outs and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities. To consummate this transaction, Infosys Consulting Pte. Ltd., has simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

f)	Re-appointment of Statutory auditors, Deloitte Haskins & Sells LLP

The Board of Directors recommended the re-appointment of statutory auditors Deloitte Haskins & Sells LLP for another term of 5 years commencing from the financial year 2022-23 and ending with the financial year 2026-27, subject to the approval of the shareholders of the Company.

2.	Information on dividends for the quarter and year ended March 31, 2022

For financial year 2022, the Board recommended a final dividend of 16/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2022. The record date for the purpose of the payment of final dividend is June 1, 2022.The dividend will be paid on June 28, 2022. For the financial year ended 2021, the Company declared a final dividend of 15/- per equity share.

The Board of Directors declared an interim dividend of 15 /- (par value 5/- each) per equity share. The record date for payment was October 27, 2021 and the same was paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	15.00	12.00
Final dividend	16.00	–	15.00	16.00	15.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2022	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	13,075	12,560
Right of use assets	4,823	4,794
Capital work-in-progress	416	922
Goodwill	6,195	6,079
Other Intangible assets	1,707	2,072
Financial assets
Investments	13,651	11,863
Loans	34	32
Other financial assets	1,460	1,141
Deferred tax assets (net)	1,212	1,098
Income tax assets (net)	6,098	5,811
Other non-current assets	2,029	1,281
Total non-current assets	50,700	47,653

Current assets
Financial assets
Investments	6,673	2,342
Trade receivables	22,698	19,294
Cash and cash equivalents	17,472	24,714
Loans	248	159
Other financial assets	8,727	6,410
Income tax assets (net)	54	–
Other current assets	11,313	7,814
Total current assets	67,185	60,733
Total Assets	1,17,885	1,08,386

EQUITY AND LIABILITIES
Equity
Equity share capital	2,098	2,124
Other equity	73,252	74,227
Total equity attributable to equity holders of the Company	75,350	76,351
Non-controlling interests	386	431
Total equity	75,736	76,782

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,602	4,587
Other financial liabilities	2,337	1,514
Deferred tax liabilities (net)	1,156	875
Other non-current liabilities	451	763
Total non-current liabilities	8,546	7,739

Current liabilities
Financial liabilities
Lease liabilities	872	738
Trade payables	4,134	2,645
Other financial liabilities	15,837	11,390
Other Current Liabilities	9,178	6,233
Provisions	975	713
Income tax liabilities (net)	2,607	2,146
Total current liabilities	33,603	23,865
Total equity and liabilities	1,17,885	1,08,386

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2022 and March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2022	2021
Cash flow from operating activities
Profit for the period	22,146	19,423
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	7,964	7,205
Depreciation and amortization	3,476	3,267
Interest and dividend income	(1,645)	(1,615)
Finance cost	200	195
Impairment loss recognized / (reversed) under expected credit loss model	170	190
Exchange differences on translation of assets and liabilities, net	119	(62)
Stock compensation expense	415	333
Other adjustments	76	(91)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(7,937)	(1,835)
Loans, other financial assets and other assets	(1,914)	(534)
Trade payables	1,489	(245)
Other financial liabilities, other liabilities and provisions	6,938	3,382
Cash generated from operations	31,497	29,613
Income taxes paid	(7,612)	(6,389)
Net cash generated by operating activities	23,885	23,224
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(2,161)	(2,107)
Deposits placed with corporation	(906)	(725)
Redemption of deposits placed with Corporation	753	518
Interest and dividend received	1,898	1,418
Payment towards acquisition of business, net of cash acquired	–	(1,221)
Payment of contingent consideration pertaining to acquisition of business	(53)	(158)
Escrow and other deposits pertaining to Buyback	(420)	–
Redemption of escrow pertaining to Buyback	420	–
Other receipts	67	49
Other payments	(22)	(45)
Payments to acquire Investments
Tax free bonds and government bonds	–	(318)
Liquid mutual funds and fixed maturity plan securities	(54,064)	(35,196)
Non convertible debentures	(1,609)	(3,689)
Certificates of deposit	(4,184)	–
Government securities	(4,254)	(7,510)
Others	(24)	(25)
Proceeds on sale of Investments
Tax free bonds and government bonds	20	–
Non-convertible debentures	2,201	1,251
Government securities	1,457	2,704
Certificates of deposit	787	1,149
Liquid mutual funds and fixed maturity plan securities	53,669	36,353
Preference and equity securities	–	73
Others	9	23
Net cash (used in) / from investing activities	(6,416)	(7,456)
Cash flows from financing activities:
Payment of lease liabilities	(915)	(698)
Payment of dividends	(12,652)	(9,117)
Payment of dividend to non-controlling interest of subsidiary	(79)	(20)
Shares issued on exercise of employee stock options	21	15
Payment towards purchase of non-controlling interest	(2)	(49)
Other receipts	236	83
Other payments	(126)	–
Buyback of equity shares including transaction cost and tax on Buyback	(11,125)	–
Net cash used in financing activities	(24,642)	(9,786)
Net increase / (decrease) in cash and cash equivalents	(7,173)	5,982
Cash and cash equivalents at the beginning of the period	24,714	18,649
Effect of exchange rate changes on cash and cash equivalents	(69)	83
Cash and cash equivalents at the end of the period	17,472	24,714
Supplementary information:
Restricted cash balance	471	504

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2022 and March 31, 2021 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
Revenue by business segment
Financial Services (1)	10,096	10,023	8,677	38,902	32,583
Retail (2)	4,617	4,612	3,902	17,734	14,745
Communication (3)	4,132	3,979	3,156	15,182	12,628
Energy, Utilities, Resources and Services	3,872	3,740	3,233	14,484	12,539
Manufacturing	3,816	3,598	2,533	13,336	9,447
Hi-Tech	2,649	2,567	2,124	10,036	8,560
Life Sciences (4)	2,140	2,383	1,796	8,517	6,870
All other segments (5)	954	965	890	3,450	3,100
Total	32,276	31,867	26,311	1,21,641	1,00,472
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	32,276	31,867	26,311	1,21,641	1,00,472
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,578	2,734	2,239	10,314	8,946
Retail (2)	1,516	1,630	1,385	6,130	5,117
Communication (3)	884	963	709	3,372	2,795
Energy, Utilities , Resources and Services	1,111	1,075	932	4,225	3,552
Manufacturing	426	633	707	2,408	2,563
Hi-Tech	672	636	558	2,495	2,454
Life Sciences (4)	583	640	547	2,380	2,156
All other segments (5)	76	72	194	167	306
Total	7,846	8,383	7,271	31,491	27,889
Less: Other Unallocable expenditure	890	899	831	3,476	3,267
Add: Unallocable other income	637	512	545	2,295	2,201
Less: Finance cost	50	53	50	200	195
Profit before tax and non-controlling interests	7,543	7,943	6,935	30,110	26,628

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
Revenue from operations	27,426	27,337	22,497	1,03,940	85,912
Profit before tax	6,908	7,789	6,040	28,495	24,477
Profit for the period	5,177	5,870	4,459	21,235	18,048

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India April 13, 2022	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2022, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
	Audited	Audited	Audited	Audited	Audited
Revenues	4,280	4,250	3,613	16,311	13,561
Cost of sales	2,955	2,856	2,357	10,996	8,828
Gross profit	1,325	1,394	1,256	5,315	4,733
Operating expenses	405	396	372	1,560	1,408
Operating profit	920	998	884	3,755	3,325
Other income, net	84	68	75	308	297
Finance cost	6	7	7	27	26
Profit before income taxes	998	1,059	952	4,036	3,596
Income tax expense	245	283	255	1,068	973
Net profit	753	776	697	2,968	2,623
Earnings per equity share *
Basic	0.18	0.18	0.16	0.70	0.62
Diluted	0.18	0.18	0.16	0.70	0.61
Total assets	15,555	14,673	14,825	15,555	14,825
Cash and cash equivalents and current investments	3,185	2,703	3,700	3,185	3,700

*	EPS is not annualized for the quarter ended March 31, 2022, quarter ended December 31, 2021 and quarter ended March 31, 2021.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.